Exhibit 1.1

                                                                   24 June, 2002

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                                  NEWS RELEASE

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                                  Wolseley plc

               WOLSELEY SPENDS(pound)10M ON FOUR MORE ACQUISITIONS

Wolseley plc, the world's largest specialist trade distributor of plumbing, heating and building material products, has acquired four more businesses in the USA, Canada and the UK, for a total consideration of (pound)10 million. In a full year, these acquisitions will add a further (pound)30 million of sales.

Following the acquisition of Clayton in April 2002, Ferguson Enterprises, part of Wolseley's North American Plumbing and Heating division has continued to increase its presence in the waterworks sector through the acquisition of Sumner & Dunbar, a wholesale distributor of waterworks supplies based in Massachusetts. Wolseley has also acquired Tahoe Truckee Supply Inc, a plumbing and heating distributor based in the Tahoe/Reno market in the North Western United States.

Westburne Wolseley Canada Inc., the Canadian business, has just completed its second acquisition since being acquired by Wolseley in July 2001. It has purchased Brock Engineering, one of the top three Heating, Ventilation and Air Conditioning (HVAC) wholesalers in Quebec. This move will strengthen Wolseley's market position in HVAC in Eastern Canada.

Finally, in the UK, Wolseley Centers has made its first entry into the South East of the Province of Northern Ireland, through its purchase of O'Rourke Plumbing Supplies, based near Castlewellan.

These four businesses bring the Group's cumulative acquisition spend for the year to date to (pound)101 million, with goodwill of (pound)63 million.

Charles Banks, Group Chief Executive of Wolseley said:
"Our aim is to continue to grow Wolseley organically and through acquisitions. Each one of these four bolt-on acquisitions demonstrates our ability to increase Wolseley's national presence through expanding into new geographic markets, and to enhance the existing portfolio of market sectors and products we can offer our customers.."

Enquiries:
Wolseley plc                             Tel: + 44 (0)118 929 8700
Jacqueline Sinclair-Brown
Director of Corporate Communications
Brunswick Group Limited                  Tel: + 44 (0) 20 7404 5959
Sophie Fitton